EXHIBIT B

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Company Name	Koning Corporation

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Headline	A better way of breast imaging

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Tags	Minority Founders, Science, B2B, Medical devices, $10M+ raised

Pitch text

Summary

- Commercialized breast-only CT scanner for cancer detection
- Assignee & exclusive license rights to over 120 patents globally
- FDA PMA approved, CFDA, CE Mark, and global regulatory approvals
- 6 newly approved dedicated reimbursement codes
- Projected global revenue of $16.6M by EoY 2021
- Prior raise of $50M, including $20M of grant funding from NIH

Problem

Most mammograms miss more than 30% of cancers

Breast cancer is the **most diagnosed cancer in women in the US** and the **second leading cause of cancer death** in American women. It is treatable if detected early, but current mammograms miss more than 30% of cancers, which increases to **70% in women with dense breasts**. Diagnosis and treatment are limited by current 2D mammogram technology, causing breast cancer to go undetected until it's in its later stages.


BREAST CANCER STATISTICS
3/10
Current breast imaging devices fail to diagnose 30% of breast cancers
Women in the US expected to die from breast cancer in 2021
OVER
43,000
22%
5-year survival rate with stage 4 diagnosis
99%
5-year survival rate with stage 0 or 1 diagnosis

Almost half of women don't get their yearly mammogram

A survey conducted by the Society for Women's Health Research showed that four out of five women believe **mammograms are necessary for overall wellbeing**. However, **only 54%** of those women got their yearly mammogram.

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Solution

No compression, low dose, real isotropic 3D imaging

Your browser does not support HTML5 video.The Koning Breast CT (KBCT) produces **real, high-contrast 3D images of the breast** with **exceptional spatial resolution**, **no painful compression**, in a rapid 10-second exposure—all at radiation levels in the range of diagnostic mammograms. We **excel at diagnostic work ups, post-op monitoring, 3D guided biopsy, neoadjuvant monitoring, implant evaluation, contrast enhancement,** and **density measurements**, especially when it comes to imaging small, dense breasts.


KONING BREAST CT (KBCT) EXCELS AT:
DIAGNOSTIC WORK-UPS
POST-OP MONITORING
3D-GUIDED BIOPSY
NEOADJUVANT MONITORING
SMALL, DENSE BREASTS
IMPLANT EVALUATION
CONTRAST ENHANCEMENT
DENSITY MEASUREMENTS

Product

KBCT is the only commercially available device with 360-degree scanning technology

KBCT is our proprietary breast imaging device and technology built to **detect Stage 0 and Stage 1 cancers**, finding tumors as small as 2mm and calcifications as small as 200 microns. With **prone positioning and no compression** of the breasts, KBCT allows for a better patient experience. Each output of the scan is a 3D image, allowing for an **evaluation of tissue from any angle**, eliminating overlapping structures.

CASE STUDY

- **Patient:** 60 years old; Hetero dense
- **Mammography:** Finds calcification cluster only; BIRADS 4C
- **MRI:** non-isotropic low spatial resolution (0.56 x 0.56 x 1.9mm); illustrates masses only; tumor vascular feature not clear
- **KBCT (with contrast):** irregular shaped, highly enhanced mass with calcification cluster; BIRADS 5; Isotropic high spatial resolution (0.273 x 0.273 x 0.273 mm); visualize calcs and masses; tumor vascular features
- **Pathology:** Invasive Ductal Carcinoma

Calcification visualized on mammogram, mass visualized on MRI, both visualized on KBCT.



The Koning difference

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Traction

Projected global revenue is $16.6M by EoY 2021


Revenue by Product
(in millions)
500
400
300
200
100
0
2021
2022
2023
2024
2025
2026
CAGR: 90.5%
Conebeam CT - Full Featured
Conebeam CT - Screening
Breast CAD Option
Breast Treatment Planning Kit
Service Contracts

Revenue Summary

($ in millions)

Global revenue	2021	2022	2023	2024	2025	2026
Conebeam CT - Full Featured	11.3	20.0	34.7	53.1	72.6	96.2
Conebeam CT - Screening	4.0	19.6	38.1	65.4	122.5	228.1
Breast CAD Option	0.0	0.5	2.4	4.7	9.0	18.5
Breast Treatment Planning Kit	0.5	1.4	3.9	6.8	10.3	13.3
Service Contracts	0.7	1.8	6.6	15.2	30.8	58.7
Global revenue	**$16.6**	**$43.2**	**$85.7**	**$145.2**	**$245.2**	**$414.8**

Koning is a pioneer in the breast imaging space with a commercialized breast CT scanner for cancer detection. Our **parent company owns 12 and, from the University of Rochester, has exclusive license rights to over 120 patents globally.** We also now have **6 additional patents filed and pending**. We are now **FDA-certified** for commercial diagnostic use, and have **regulatory approval in North America, Australia, and across countries in Asia.** Our **projected global revenue is $16.6M by EoY 2021**.


KONING TIMELINE
HOUSED WITHIN UNIVERSITY OF ROCHESTER
SPUN-OUT AS INDEPENDENT COMPANY
2002
Dr. Ning founds Koning with exclusive license from University of Rochester
2006
Designs and starts clinical trials of first KBCT prototype
2008
Secures $3.2M of US federal funding to accelerate development
2010
First clinical paper published showing positive results from 2006-2008 clinical trials
2012
Receives CE mark clearance
2017
Commercial version of KBCT approved by FDA
2018
Regulatory approval received for Canada, Singapore, Australia, Thailand and Qatar
Commercial version of KBCT approved by CFDA
2020
AMA authorizes dedicated breast CT CPT code for diagnostic use

Customers

Providing benefits to all in the healthcare ecosystem

KBCT provides significant clinical and economic benefits to all parties in the healthcare ecosystem, particularly **insurance providers**, **doctors,** and of course, **patients**.

THE BENEFITS ARE CLEAR

BETTER PATIENT EXPERIENCE
- No compression making for a more comfortable exam experience
- Fast scan time (10 sec)
- High quality imaging allowing you to be confident in the results you receive - detects smaller, earlier cancers resulting in no recalls

BETTER CLINICAL INSIGHT AND ECONOMICS FOR PROVIDERS
- Compelling economics
- Higher throughput
- High quality, true isotropic 3D imaging giving you reliable exam results
- Ability to perform biopsies directly from table
- Capital equipment efficiency - replaces need for multiple devices
- Small footprint, limited facility modifications
- Superior detection capabilities

MORE PAYOR BENEFITS
- Lower cost per patient due to higher quality, 3D imaging
- Reduces total cost of breast cancer
- Greater patient compliance
- Less extraneous costs from false positives

65%+ of the US patient population is covered for breast CT under current diagnostic indication approval.

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Business Model

Multiple revenue streams

Our initial market entry is focused on a small set of luminary site partners who will foster early adoption. Ultimately, we will have **multiple revenue streams** through **software sales, consumables, add-on accessories**, and **service and parts fees**.



ADD-ON ACCESSORIES

*Biopsy kit
Image-guided
surgery kit
Patent loading kit*

SOFTWARE

*AI-aided diagnostics
Density measurements
PACS integration*

CONSUMABLES

*Bed sheets
Biopsy grids
Needle blocks
Cushions*

SERVICES & PARTS

*10-12% sales
price per year on
warranty/parts
Clinical training*

Market

US market poised for rapid expansion after receiving breast CT CPT codes

Koning's AMA application was **directly submitted by the American College of Radiology** with broad-based support. The US market is **poised for rapid expansion** with **6 dedicated breast CT CPT codes approved** as of May 2020. These **codes were published in October 2020** and went live January 2021. Since then, both private and public payers have received reimbursements.

Attractive financial advantage to clinics

Below is a realistic reimbursement ROI based on the average rate confirmed by KBCT users.

# diagnostic exams per week	# biopsies per week	Avg revenue (diagnostic exams)/ week @ $325	Avg revenue (biopsies)/ week @ $475	Avg weekly revenue	Total avg ROI/ year
5	1	$1,625	$475	$2,100	$105,000
10	2	$3,250	$950	$4,200	$210,000
15	3	$4,875	$1,425	$6,300	$315,000
20	4	$6,500	$1,900	$8,400	$420,000
25	5	$8,125	$2,375	$10,500	$525,000

38,537,340 screening exams were performed from May 2020 - May 2021 in breast centers across the US with an average call back rate of 10%. This means there were 3,853,734 potential callbacks for a diagnostic work up. Although there are 8697 centers performing screening exams, it is estimated that only one third provide comprehensive diagnostic services beyond screening. Therefore, 3,853,734 diagnostic work ups are managed by 2,899 facilities.

Averaged out, each facility performs 1,329 diagnostic exams per year. With 260 working days per year, that's 5 diagnostic exams per day per center.

Competition

The only independent, commercial, dedicated breast CT company

Koning
LET'S COMPARE
Breast Imaging Options
KBCT
FFDM
DBT
ULTRASOUND
MRI
CT
REAL 3D IMAGING
NO COMPRESSION
LOW RADIATION
DETECTS SMALL TUMORS
SAFE CONTRAST ENHANCEMENT
LOW IMPLANT RUPTURE RISK
DETECTS CALCIFICATION CLUSTERS (DCIS)
DENSITY DISTRIBUTION MEASUREMENT
RECOGNIZES BENIGN VS MALIGNANT MASSES
SPATIAL REPRESENTATION OF STRUCTURES
LOW COST
HIGH THROUGHPUT

Koning is the only independent and dedicated breast CT company, with compelling advantages over existing modalities. Our competition is focused on making incremental improvements in CT, MRI, X-ray tomosynthesis and ultrasound, whereas we use **novel technology** to get a clearer picture of each patient. Given the historical precedent set by DBT, we believe that **KBCT will soon dominate the medical landscape for breast imaging**.

EACH OUTPUT OF A KBCT SCAN IS A 3D IMAGE
CONTRAST-ENHANCED
BLOOD VESSELS
NON-CONTRAST
CALCIFICATIONS
REAL 3D
Isotropic images in 3D display allow for evaluation of tissue from any angle, eliminating overlapping structures
NO COMPRESSION
No compression of the breast eliminates a long-standing patient complaint about mammography, while physicians obtain images that are not deformed
LOW DOSE
KBCT generates images with a dose in the same range as diagnostic mammograms - a major breakthrough for CT technology

Vision

Creating a revolution in medical imaging

Koning wants to **change the world's perspective on breast imaging**. We believe our KBCT will dramatically improve the way clinicians visualize and evaluate breast tissue. Current and future versions of the Koning Breast CT are expected to **optimize early disease detection, diagnosis, intervention, and treatment.**

Our hope is to improve survival rates and outcomes for millions of patients around the world. We believe that the power, versatility, and lower cost of KBCT will **serve as a viable substitute for many traditional imaging applications**.

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Investors

Raised more than $50M to date

Prior to our Republic campaign, Koning has **raised more than $50M from venture funding and high net-worth individuals**. **$20M** of that was raised from **NIH/government grants**. We are now raising to provide support for our mass-market scaling in 2022. We plan to spend this next year performing 50-75 installs to improve industry acceptance.



FUNDRAISE

Koning is raising funds to accelerate sales and market growth in the US. This includes working capital, channel development, clinical marketing, developing a smaller, lower cost device, and covering the expansive screening market. A portion of the funds will also be used to grow the team in order to accelerate growth and develop service capabilities.

DEVELOPMENT

| R&D PROTOTYPE | CLINICAL TRIALS FOR FDA/CFDA | BUILD CAPABILITIES, FDA APPROVED | FIRST SALES, REIMBURSEMENT RECEIVED | BUILD INSTALL BASE | IPO OR EXIT |

PAST MILESTONES   CURRENT/FUTURE MILESTONES

Founders

Meet the team

KONING MANAGEMENT TEAM



DR. RUOLA NING, *CHAIRMAN & FOUNDER*

Investor of KBCT with over 30 years of research experience. Tenured professor of imaging sciences at University of Rochester in New York.



LUTAO NING, *US CEO & GLOBAL COO*

Previously worked at BCG for 12 years with a focus on healthcare and technology. Board member of Koning and involved with company since its inception.



DAVID GEORGES, *US PRESIDENT*

Former CEO of Profit Retention Strategies, a technical sales consultancy for novel technologies in early stage breast cancer detection. Former SVP of Sales of U-Systems, a developer of novel 3D breast ultrasound technology.



MATT STACK, *CFO*

Experienced early and seed stage investor in high tech hardware and analytics companies. Previously worked at BCG for 6 years.



Team

	Lutao Ning	US CEO, Global COO
	David Georges	US President
	Matt Stack	CFO
	Ruola Ning	Founder, Chairman
	Naomi Cosman	Head of Marketing
	Shawn Liu	Head of R&D
	Dr. Roger Zhang	Head of Clinical Affairs
	Ty Cowart	Head of Regulatory Affairs and QA
	Dr. Raj Garg	Board Member
	Dr. Avice O'Connell	Advisor
	Dr. Richard Reaven	Advisor
	Dr. Etta Pisano	Advisor

Perks

$100	Personal thank-you note
$1,000	Mention on our website and receipt of quarterly investor updates
$5,000	Chance to meet the team online and see the building process of a KBCT
$10,000	Voucher for a scan at any of our North America sites
$100,000	Vouchers for scans at any of our North America sites for the next 3 years

FAQ

What is Koning Breast CT?	Koning Breast CT provides isotropically accurate images of the breast, allowing for the detection of early stage cancers with NO BREAST COMPRESSION. The Koning device provides diagnostic and biopsy-guided exams with and without the use of contrast.
Where are they built?	KBCT machines are made in the USA.
Is KBCT safe? How much radiation does it emit?	Radiation dose of Koning Breast CT was measured to be in the same range as diagnostic mammograms. KBCT biopsy imaging dose was measured as a 50% reduction when compared to stereotactic biopsies.
Is Koning Breast CT approved for use in the US?	After rigorous study, Koning Breast CT obtained FDA PMA approval for both breast CT and 3D-guided biopsy. This is the highest bar of approval for the FDA.
Is there reimbursement for the procedure?	Effective 1/2021, the American Medical Association provided Breast CT with 6 dedicated CPT codes. The codes are now being accepted by both public and private payers.
How is KBCT different from conventional mammograms?	Mammograms are painful due to breast compression. KBCT is a 3D breast imaging exam with no compression that takes only 10 seconds to complete. Mammograms are a 2-dimensional technology. Because of this, cancers are frequently missed, especially in dense breasts where tissue overlap obscures cancers.
I thought there already are 3D mammograms - how is this different?	Compressional DBT has been marketed as 3D when, in fact, it is not true 3D. For an image to be true 3D it must be "isotropic" (the same from any angle). Breast CT is true 3D - the image can be viewed from any angle equally, which eliminates any overlapping structures. It acquires true 3D images without compression.
How many units have been installed?	By the end of 2020, KBCT was already installed in 20 facilities globally.
Where can I get this in the US?	At this time, KBCT is in clinical use in Rochester, NY, Knoxville, TN, and Sarasota, FL.